Eric J. Gervais DIRECT (816) 983-8362 • FAX (816) 983-8080 • egervais@blackwellsanders.com 4801 MAIN STREET, SUITE 1000 • KANSAS CITY, MO 64112 www.huschblackwell.com

April 10, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporate Finance

Re: EnerJex Resources, Inc. - Special Meeting Proxy Statement

To the Commission:

Today EnerJex Resources, Inc. (the “Company”) filed via EDGAR a preliminary proxy statement relating to a special meeting of its stockholders to be held on May 15, 2008. The Company anticipates filing its definitive proxy statement relating to the special meeting no later than May 21, 2008.

Please feel free to call me at (816) 983-8362 with any questions or comments.

Sincerely,

Eric J. Gervais

EJG

KC-1588965-1